STATEMENT OF FINANCIAL CONDITION

Walleye Trading LLC
December 31, 2023
SEC File Number 8-66988
With Report of Independent Registered Public Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66988

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Walleye Trading LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2800 Niagara Lane North
(No. and Street)

(City)	(State)	(Zip Code)
Plymouth	MN	55447

PERSON TO CONTACT WITH REGARD TO THIS FILING

(Name)	(Area Code – Telephone Number)	(Email Address)
Mark Tusler	952-345-6605	mtusler@walleyecapital.com

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young
(Name – if individual, state last, first, and middle name)

(Address)	(City)	(State)	(Zip Code)
700 Nicollet Mall, Ste 500	Minneapolis	MN	55402

(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)
10/20/2003	42

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Tusler, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Walleye Trading LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

HEIDI LYN MOELLER
Notary Public
Minnesota
My Commission Expires
Jan 31, 2025

Notary Public

Signature:

Title:
CFO

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Walleye Trading LLC

Statement of Financial Condition

Year Ended December 31, 2023

Contents

Report of Independent Registered Public Accounting Firm 1

Statement of Financial Condition 2
Notes to Statement of Financial Condition 3

Report of Independent Registered Public Accounting Firm

To the Members and Officers of Walleye Trading LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Walleye Trading LLC (the Company) as of December 31, 2023 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2023, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst + Young LLP

We have served as the Company's auditor since 2005.

Minneapolis, Minnesota
February 23, 2024

Walleye Trading LLC

Statement of Financial Condition

December 31, 2023

Assets		
Cash	$	368,494
Dividends receivable		4,557,715
Other assets		242,398
Securities owned, at fair value (pledged)		9,349,278,134
Memberships in exchanges		1,275,269
Total assets	$	9,355,722,010
Liabilities and members' equity		
Liabilities:		
Securities sold, not yet purchased, at fair value	$	5,049,197,150
Payable to broker, net		3,887,105,282
Accounts payable and accrued liabilities		32,932,569
Payable to Manager		11,011,630
Capital withdrawals payable		25,297,523
Subordinated borrowings		500,000
Total liabilities		9,006,044,154
Class A member's equity		294,721,882
Class D members' equity		54,955,974
Total members' equity		349,677,856
Total liabilities and members' equity	$	9,355,722,010

See accompanying notes.

Walleye Trading LLC

Notes to Statement of Financial Condition

December 31, 2023

1. Organization

Walleye Trading LLC (the Company), a Delaware limited liability company, is a registered broker and dealer in securities under the Securities Exchange Act of 1934. The Company is primarily an options market-marking firm, engaged in U.S. equity options market-making, interest rate options market-making, and index options market-making. The Company also engages in proprietary trading activities in similar products. The Company is a member of most options and futures exchanges and the Company operates as one segment.

The Company clears its securities transactions through Goldman Sachs & Co. (the Clearing Broker).

Walleye Capital LLC (the Manager), a Minnesota limited liability company, serves as the manager of the Company. The Manager provides all services to operate the Company and maintains the financial records of the Company. Northern Trust Hedge Fund Services LLC (the Administrator) serves as administrator to the Company.

2. Significant Accounting Policies

The Company's Statement of Financial Condition has been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP). The following is a summary of significant accounting policies followed by the Company.

Securities Transactions

Market-making and proprietary securities transactions, and the related revenues and expenses, are recorded on a trade-date basis. Securities owned and securities sold, not yet purchased are stated at fair value based on independent third party pricing sources.

Dividends are recorded on the ex-dividend date. Interest income and short stock rebate income are accrued as earned. Interest expense is incurred on securities financed with the Clearing Broker and on borrowings, and is accounted for on an accrual basis based on the contractual agreement with the Clearing Broker.

Memberships in Exchanges

Exchange memberships, which provide the Company with the right to conduct business on the exchange, are recorded at cost or, if an impairment in value has occurred, at a value that reflects management's estimate of the impaired value. Management performs an evaluation of any impairment required based on the trends in historical values of the assets as well as recent sales of

2. Significant Accounting Policies (continued)

the memberships at the respective exchange. No impairment was deemed necessary during the year ended December 31, 2023.

Performance Fees

Performance fees represent amounts paid to non-Class D member traders and third-party sub-advisors for generating trading profits as well as non-trader employee bonuses paid via an employee bonus pool. All such expenses are recorded on an accrual basis and are included in accounts payable and accrued liabilities on the Statement of Financial Condition.

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect amounts reported in the Statement of Financial Condition and accompanying notes. Management believes that the estimates utilized in preparing the Company's Statement of Financial Condition are reasonable and prudent. Actual results could differ from these estimates.

3. Payable to broker, net

Payable to broker, net consists of the following as of December 31, 2023:

	December 31, 2023
Margin payable, net	(2,625,354,939)
Unsettled securities transactions payable, net	(1,264,685,618)
Exchange-traded futures - open trade equity	2,935,275
Total	(3,887,105,282)

The Company conducts business with brokers and dealers that are members of the major securities and commodities exchanges.

4. Financial Instruments

Fair Value of Financial Instruments

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is deemed significant to the fair value measurement. When a valuation utilizes multiple inputs from varying levels of the fair value hierarchy, the hierarchy level is determined based on the lowest level input(s) that is/(are) significant to the fair value measurement in its entirety.

In the absence of quoted values or when quoted values are not deemed to be representative of fair values, and for securities where no ready market exists, securities and other investments are valued at fair value based upon the Manager's estimates and assumptions and would be categorized by the Company within Level 3 of the fair value hierarchy. In such circumstances, the Manager believes that the estimates utilized in determining fair value are reasonable and prudent.

The three levels of the fair value hierarchy that prioritize inputs to valuation methods are as follows:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 – Observable inputs other than Level 1 prices, such as quoted prices for identical or similar instruments in markets that are not active; and valuation techniques for which significant assumptions are observable, either directly or indirectly.

Level 3 – Pricing inputs are unobservable for the asset or liability. That is, inputs that reflect the reporting Company's own assumptions about the assumptions market participants would use in pricing the asset or liability.

Determination of Fair Value

In determining fair value, the Company uses various valuation approaches. Inputs that are used in determining fair value of an instrument may include price information, quotations received from market makers, brokers, dealers and/or counterparties (when available and considered reliable), credit data, volatility statistics and other factors. Inputs, including price information, may be provided by independent pricing services or derived from market data; in addition, inputs can be either observable or unobservable.

4. Financial Instruments (continued)

The availability of observable inputs can vary from product to product and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the marketplace and other characteristics particular to the transaction. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocations. In periods of market dislocation, the availability of prices and inputs may be reduced for many instruments. Further, in the case of a significant decrease in the volume or level of market activity for an investment instrument, the Company may significantly adjust inputs from market transactions that are not orderly (distressed or forced) to derive a fair value. This condition could cause an instrument to be reclassified to or from the various levels within the fair value hierarchy.

The Manager appointed an internal valuation committee (the Valuation Committee). The Valuation Committee is charged with monitoring the valuation policies and procedures applicable to the Company to ensure the accurate fair value of the portfolio. The Valuation Committee meets monthly to review monthly valuations, including the fair value of any instrument where non-vendor pricing sources or unobservable inputs have been used in determining fair value. The Valuation Committee analyzes the security types and current activities that may have impacted fair value and determines the appropriate fair value methodology for the instruments based on relevant facts. The Valuation Committee may engage third party valuation experts to obtain support for certain alternative investments as deemed necessary.

Equity Securities

Equity securities traded on a national securities exchange are stated at the last reported sales price on the day of valuation. To the extent these securities are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy. Other equities traded on inactive markets or with thinly or ceased trading are categorized in Level 2 or Level 3 depending on the degree of observability of pricing inputs.

Derivative Contracts

Listed derivative contracts such as futures, exchange traded options, and warrants are valued based on quoted prices from the exchange and are categorized in Level 1 of the fair value hierarchy to the extent that these contracts are actively traded and valuation adjustments are not applied. Equity swaps may also be centrally cleared through a clearing house, where initial margins are posted, and daily changes in the fair value result in variation margin receivable or payable with the clearing house. If valuation adjustments are applied to listed derivative contracts, they are categorized in

4. Financial Instruments (continued)

Level 2. Other derivative contracts traded on inactive markets or with thinly or ceased trading are categorized in Level 2 or Level 3 depending on the degree of observability of pricing inputs.

The following table presents the Company's fair value hierarchy for assets and liabilities measured on a recurring basis as of December 31, 2023:

Assets	**Level 1**	**Level 2**	**Level 3**	**Total**
Securities owned, at fair value (pledged):				
Options:				
Commodity contracts	$ 140,693	$ -	$ -	$ 140,693
Credit contracts	328,110	-	-	328,110
Equity contracts	2,497,999,133	-	1,352,438	2,499,351,571
Foreign exchange contracts	2,055,656	-	-	2,055,656
Interest rate contracts	178,887,636	-	-	178,887,636
Equities	6,504,836,740	154,726,211	4,906,148	6,664,469,099
Warrants	2,771,539	1,271,681	2,149	4,045,369
Total assets	$ 9,187,019,507	$ 155,997,892	$ 6,260,735	$ 9,349,278,134
Futures contracts[1]	19,433,427	-	-	19,433,427
Total assets	$ 9,206,452,934	$ 155,997,892	$ 6,260,735	$ 9,368,711,561

[1] Amount is netted on the Statement of Financial Condition and is presented in Payable to broker, net.

Liabilities	**Level 1**	**Level 2**	**Level 3**	**Total**
Securities sold, not yet purchased, at fair value:				
Options:				
Commodity contracts	$ 436,105	$ -	$ -	$ 436,105
Credit contracts	69,307	-	-	69,307
Equity contracts	2,905,223,843	-	85,720	2,905,309,563
Foreign exchange contracts	370,894	-	-	370,894
Interest rate contracts	193,252,315	-	-	193,252,315
Equities	1,949,513,345	-	224,987	1,949,738,332
Warrants	-	20,428	-	20,428
Corporate bond	-	-	206	206
Total securities sold, not yet purchased, at fair value:	$ 5,048,865,809	$ 20,428	$ 310,913	$ 5,049,197,150
Futures contracts[2]	16,498,152	-	-	16,498,152
Total liabilities	$ 5,065,363,961	$ 20,428	$ 310,913	$ 5,065,695,302

[2] Amount is netted on the Statement of Financial Condition and is presented in Payable to broker, net.

4. Financial Instruments (continued)

Certain detailed information is provided for significant investments in Level 3 securities. Quantitative information about the significant unobservable inputs used in the fair value measurements categorized within Level 3 of the fair value hierarchy is as follows:

Type		Fair Value December 31, 2023	Valuation Technique	Unobservable Input	Input Valuations
Assets					
Equities	$	2,833,563	Last listed price on an exchange	Last listed price on an exchange	n/a
Equities		194,937	Last listed price on an exchange	Discount for lack of marketability	20%
Equities		1,877,648	Indicative quote	Non-transparent indicative quote	n/a
Options		1,352,438	Last listed price on an exchange	Last listed price on an exchange	n/a
Warrants		2,149	Last listed price on an exchange	Last listed price on an exchange	n/a
Liabilities					
Equities	$	202,927	Last listed price on an exchange	Last listed price on an exchange	n/a
Equities		22,060	Indicative quote	Non-transparent indicative quote	n/a
Options		85,720	Last listed price on an exchange	Last listed price on an exchange	n/a
Corporate bond		206	Last listed price on an exchange	Last listed price on an exchange	n/a

The changes in investments measured at fair value for which Level 3 inputs have been used to determine fair value are as follows:

Assets	Fair Value December 31, 2022	Realized Gain/(Loss)	Change in Unrealized Gain/(Loss)	Purchases	Proceeds from Sales	Transfers into Level 3[1]	Transfers Out of Level 3[2]	Fair Value December 31, 2023	Net Change in Unrealized Appreciation/(Depreciation) on Investments Held at December 31, 2023
Equities	$ 4,754,015	$ (56,640)	$ 97,098	$ -	$ (598,667)	$ 710,342	$ -	$ 4,906,148	$ 55,208
Options	3,150,854	404,012	(1,088,972)	-	(1,113,457)	-	-	1,352,438	-
Warrants	31,997	-	-	-	-	2,149	(31,997)	2,149	-

Liabilities	Fair Value December 31, 2021	Realized Gain/(Loss)	Change in Unrealized Gain/(Loss)	Purchases	Proceeds from Sales	Transfers into Level 3[1]	Transfers Out of Level 3[2]	Fair Value December 31, 2023	Net Change in Unrealized Appreciation/(Depreciation) on Investments Held at December 31, 2023
Equities	$ 102,041	$ 11,352	$ (6,675)	$ 129,456	$ (11,214)	$ 27	$ -	$ 224,987	$ 301
Options	1,031,016	(1,230,545)	655,251	-	(331,220)	-	(38,782)	85,720	-
Warrants	33	-	(33)	-	-	-	-	-	-
Corporate bond	-	-	-	-	-	206	-	206	-

1 Securities are transferred into Level 3 for a variety of reasons including, but not limited to: 1) securities where trading has been halted or 2) instances in which a security is not priced by a pricing service.

2 Securities are transferred out of Level 3 for a variety of reasons including, but not limited to: 1) securities where trading resumes or 2) instances in which a price becomes available from a pricing service.

4. Financial Instruments (continued)

Securities owned are pledged to the Clearing Brokers on terms that permit them to sell or repledge the securities to others subject to certain limitations. Securities sold, not yet purchased represent obligations of the Company to deliver the specified security at the contracted price and quantities and thereby create a liability to purchase the security in the market at prevailing prices. See Note 10 for further information on off-balance sheet risk.

The level assigned to a particular security and the inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. Futures contracts are valued based upon Level 1 fair value measurements, with the resulting open trade equity included in Payable to broker, net at December 31, 2023.

The Company is also required periodically to measure certain other financial assets at fair value on a nonrecurring basis. The estimated fair value of memberships in exchanges as of December 31, 2023, is approximately $3.0 million, based upon recent sales activity and observable lease rates for such memberships. The carrying value of the memberships in exchanges reflected in the Statement of Financial Condition is $1.3 million (categorized as Level 2 of the fair value hierarchy). See Note 2 for further information on memberships in exchanges valuation methodology.

Other financial instruments are recorded by the Company at contract amounts and include Payable to broker, net, and borrowings. Financial instruments carried at contract amounts either have short-term maturities (one year or less), are repriced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value (categorized as Level 2 of the fair value hierarchy).

5. Income Taxes

No federal, state, or local income taxes have been provided on profits of the Company because the Company is treated as a partnership for tax purposes where its partners are individually liable for the taxes on their share of the Company's income or loss. Tax positions that are not more-likely-than-not to be sustained upon examination by a taxing authority based on the technical merit of the position would result in a current year expense or the absence of a benefit as appropriate for the tax position. The Company has determined there are no uncertain tax positions as of December 31, 2023. Generally, the tax authorities can examine any tax returns filed for the last three years.

6. Related-Party Transactions

The Company has an Administrative Services Agreement (the Agreement) with the Manager. The Agreement calls for the expenses associated with managing the Company to be allocated to, and paid by, the Company. Such allocated expenses include compensation and benefits, vendor and software license fees, data center expenses, advisory services (including advisory fees paid to third-party sub-advisors), and other administrative services. The Payable to Manager balance consists of Manager Expenses relating to the Agreement and a non-trader employee bonus pool accrual. At December 31, 2023, the Payable to Manager was approximately $11.0 million on the Statement of Financial Condition.

Certain partners of the Manager are also partial owners of Deephaven Data Labs (DDL), a data management systems provider that provides data management software and services for the Manager and other DDL clients. Certain partners of the Manager serve on the Board of Directors of DDL. Certain partners are also partial owners of Safepark Commercial LLC (Safepark), the property management company that owns and manages an office building the Manager leases office space from. The use of affiliated service providers by the Manager on behalf of the Company presents various conflicts of interest including conflicts associated with the selection, retention, and evaluation of the service provider.

During the year ended December 31, 2023, securities with a fair value of approximately $96.2 million were sold by the Company to an affiliated fund managed by the Manager.

7. Member's Equity

Walleye Investments Fund LLC owns the Class A Member's equity. The Class D Members are trading class members and employees of the Manager. Each Class D Member has responsibility for their trading activities and shares in the profits and losses of only their respective trading activities according to their respective Supplemental Agreements. Each Class D Member's earnings include a set percentage of profits similar to a manager bonus expense relating to their individual trading strategy. In addition, each Class D Member can earn additional profits based upon their respective level of capital committed to the strategy. This capital and any subsequent contributions as well as any profits with respect thereto are subject to all risks of the Company's business. All remaining profits and losses are allocated to the Class A Member.

The Class D Members do not take part in management nor have authority to transact any business for the Company or have power to sign for or to bind the Company to any agreement, said powers being vested with the Manager and certain other officers of the Company. As of December 31, 2023, two Class D Members liquidated their equity resulting in 12 Class D Members.

8. Subordinated Borrowings

During the year ended December 31, 2023, the Company renewed a cash subordination borrowing agreement approved by the Financial Industry Regulatory Authority (FINRA) on behalf of NASDAQ OMX PHLX, Inc., totaling $500,000, from an unaffiliated counterparty at an interest rate based on the prime rate (8.50% at December 31, 2023) plus 225 basis points. No cash movement resulted from the maturity and related renewal of the subordinated borrowings during the year ended December 31, 2023. The subordinated borrowings mature on October 31, 2024.

The subordinated borrowings, which are subordinated to all claims of general creditors of the Company, constitutes part of the Company's computation of net capital (see Note 11) under the Securities and Exchange Commission's (the SEC's) Uniform Net Capital Rule (Rule 15c3-1). The subordinated borrowings may be repaid only if, after giving effect to such repayment, the Company continues to meet its minimum net capital requirements.

9. Derivative Transactions

In the normal course of business, the Company enters into derivative contracts (Derivatives) for its options market-making and proprietary trading strategies and uses futures to manage the market and credit risks as part of its overall risk management process. The Derivatives that the Company may trade include, but are not limited to: equity options, commodity options, credit options, foreign exchange options, interest rate options, futures options, and futures contracts. Options on futures are included within the futures categories throughout the notes to the Statement of Financial Condition. The Company records its derivative trade-related activities at fair value.

The quarterly average number of open purchased option and long futures contracts for the year ended December 31, 2023, was approximately 4.9 million and 13,000, respectively. The quarterly average number of open written options and short futures contracts for the year ended December 31, 2023, was approximately 4.9 million and 17,000, respectively.

9. Derivative Transactions (continued)

The following tables are intended to provide additional information about the effect of the Derivatives on the Statement of Financial Condition of the Company.

	Number of Contracts and Notional Amounts as of December 31, 2023			
Type	**Long Contracts**	**Short Contracts**	**Long Notional**	**Short Notional**
Futures	20,585	17,273	$ 5,416,572,114	$ 4,444,598,117
Options:				
Commodity contracts	849	5,294	5,508,250	46,857,850
Credit contracts	3,426	2,537	25,281,500	18,303,800
Equity contracts	4,812,767	5,303,214	57,968,232,094	64,352,699,178
Foreign exchange contracts	11,395	6,541	196,074,850	115,098,800
Interest rate contracts	343,069	333,593	77,142,930,013	75,966,420,856

Options are included in Securities owned and Securities sold, not yet purchased on the Statement of Financial Condition. Futures are included in Payable to brokers, net on the Statement of Financial Condition. The respective fair values of derivative assets and liabilities by category are reflected within Footnote 4.

The Company does not offset derivative assets or derivative liabilities on the Statement of Financial Condition. The Company's derivative assets and liabilities are not subject to a master netting agreement.

10. Financial Instruments with Off-Balance Sheet Risk

In the ordinary course of business, the Company's activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to credit and market risks in the event that the counterparty or the Clearing Broker is unable to fulfill their contractual obligations. Such risks may be increased by volatile trading markets.

The Company also assumes short positions in its trading activities. These transactions result in off-balance sheet market risk, as the Company's ultimate obligation to satisfy the short sale may exceed the amount recognized on the Statement of Financial Condition.

10. Financial Instruments with Off-Balance Sheet Risk (continued)

Option contracts provide a counterparty with the right, but not the obligation, to purchase or sell a financial instrument at a predetermined exercise price before, or on an established date. For written options, the Company receives a premium upon initial settlement and then bears the risk of an unfavorable change in the price of the financial instrument underlying the option.

All of the Company's receivables, securities owned, and securities sold, not yet purchased are maintained at the Clearing Broker. Should the Clearing Broker fail to meet their obligations, the Company would be exposed to credit risk. Derivatives are exchange-traded, therefore counterparty risk is mitigated through the function of the clearinghouse.

11. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). The Company computes its net capital requirements under the basic method provided for in Rule 15c3-1, which requires the maintenance of minimum "net capital" equal to the greater of $1,000,000 or 6 2/3% of "aggregate indebtedness," as defined in the Rule. Advances to affiliates, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of Rule 15c3-1 or other regulatory requirements.

As of December 31, 2023, the Company had net capital of $242,972,048, which was $240,042,433 in excess of the required net capital of $2,929,615.

11. Net Capital Requirements

Under the clearing arrangement with the Clearing Broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2023, the Company was in compliance with all such requirements.

12. Indemnifications

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

Management monitors the likelihood of default on an on-going basis and would make required adjustments to net capital computations and other risk calculations as deemed necessary.

13. Subsequent Events

In accordance with provisions set forth in ASC 855, Subsequent Events, the Manager has evaluated the possibility of subsequent events existing in the Statement of Financial Condition through the date the Statement of Financial Condition was issued.

The Company admitted two new Class D Members resulting in 14 total Class D Members and $1.8 million in contributions as of January 1, 2024.

The capital withdrawals payable of $25.3 million as of December 31, 2023 was paid in January 2024.

The Manager has determined that there are no other material events or transactions that require disclosure in the Company's Statement of Financial Condition.